

December 5, 2024

Via Federal Express

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Form 1 Amendment***

Dear Mrs. Jackson:

Enclosed please find an amendment to Exhibit C of the Form 1 applications pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., and Cboe EDGX Exchange, Inc., Cboe Exchange, Inc., and Cboe C2 Exchange, Inc. (collectively, the "Exchanges").

For Exhibit C, the Exchanges are each filing an amendment to correct previously relayed officer information of Cboe Digital Exchange, LLC.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace the Exhibit C of each Exchange currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Corinne Klott

Corinne Klott
Assistant General Counsel
312-786-7793
Signature executed at 1:00pm on 12/05/24

Enclosure

<table>
<tr><td>Form 1
Page 1
Execution Page</td><td colspan="2" align="center">**U.S. SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

APPLICATION FOR, AND AMENDMENTS TO APPLICATION
FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE
OR EXEMPTION FROM REGISTRATION PURSUANT TO
SECTION 5 OF THE EXCHANGE ACT</td><td>Date filed
(MM/DD/YY)

12/05/24</td><td>OFFICIAL
USE
ONLY</td></tr>
</table>

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.


INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS


☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: Cboe BZX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
    433 W Van Buren Steet
    Chicago, Illinois 60661

    24003538

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
    (913) 815-7000   (913) 815-7119
         (Telephone)   (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
    Corinne Klott   Assistant General Counsel   Cboe BZX Exchange, Inc.   (312) 786-779
         (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:
    Pat Sexton
    433 W Van Buren Street
    Chicago, IL 60661

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: _X_ Corporation _____ Sole Partnership _____ Partnership
                                              _____ Limited Liability Company _____ Other (specify): _____

    If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where
    incorporated, place where partnership agreement was filed or where applicant entity was formed):
    (a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
    (c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:

The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 12/05/24   _____ _____   Cboe BZX Exchange, Inc.
            (MM/DD/YY)   (Name of Applicant)

By: *Corinne Klott* [signature executed at 1:00pm on 12/05/24]   Corinne Klott, Assistant General Counsel
       (Signature)   (Printed Name and Title)

Subscribed and sworn before me this _see header_ day of _see header_ , _see header_ by _see header_
                                              (Month)   (Year)   (Notary Public)

My Commission expires ___see header___ County of __see header__ State of see header


This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.


EXHIBIT C – AMENDMENT AS OF DECEMBER 5, 2024

Summary of changes made to Exhibit C:

Correction To Previous Submission:
- Joacim Wiklander, Bryan Blake, Terry Mack, Vince Poil, and Dmitir Smidovich were removed as officers of Cboe Digital Exchange, LLC
- Chris Isaacson (President), Alexandra Albright (Chief Compliance Officer), John Denza (Senior Director, Finance – Digital), Ian Grieves (VP, Product and Engineering), Gregory Hoogasian (Chief Regulatory Officer), Stephanie Lara (Deputy Chief Regulatory Officer), Benjamin Lawson (Chief Information Security Officer), Bryan Stuart (Chief Financial Officer) were added as officers of Cboe Digital Exchange, LLC